Exhibit 99.1

news release
Encana publishes 2010 corporate responsibility report
Calgary, Alberta (July 7, 2011) — Encana Corporation has published its 2010 corporate responsibility report outlining its environmental, social and safety performance for the year. The report describes the company’s activities in the areas of corporate governance, human resources, health and safety, environment, engagement and community investment and is available online at www.encana.com/cr2010. A complete set of corporate responsibility policies, practices and supporting examples is also available on www.encana.com.
“In 2010, Encana’s first year as a pure-play natural gas producer, we developed a number of initiatives that refined and evolved the way we do our business and how we earn and maintain the trust of the people with whom we deal. At the very core of our culture is a clear dedication to earning people’s trust. When people see the Encana name or logo, we want them to know Encana is a trustworthy company, one staffed by people who can be relied upon to act with integrity, as a natural gas producer that keeps safety top of mind, mitigates environmental impact from its operations and has meaningful engagement with stakeholders,” said Randy Eresman, Encana’s President & Chief Executive Officer.
“Wrapped in a framework of risk management practices, our on-going pursuit of responsible operations is aimed at a series of key strategies and objectives that include: minimizing our impact on the environment, maintaining a premium safety culture, operating ethically and within the law, being a good neighbour and a respected operator, ensuring we hire and retain the best and the brightest, and always striving to provide a positive impact on the communities where we operate,” he said.
Encana’s 2010 corporate responsibility report was prepared using the Global Reporting Initiative’s (GRI) G3 Sustainability Reporting Guidelines. According to the GRI, Encana’s reporting represents a B+ level of disclosure and transparency for key economic, environmental and social performance indicators. PricewaterhouseCoopers LLP reviewed selected quantitative performance indicators.
About Encana
Encana is a leading North American producer of clean, affordable natural gas. The way our people do business reflects our commitment to responsible development, safety, sound environmental practices and community engagement. Encana invests in community programs in the areas of environment, education, community enhancement, sports and recreation and family and community wellness. Success is defined by sustainable financial performance and our contribution to the strength and sustainability of the communities where we operate. Further information on Encana Corporation is available on the company’s website, www.encana.com.
For more information please contact:
Media contact:
Alan Boras
Vice-President, Media Relations
(403) 645-4747
Encana Corporation